January 22, 2025

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen   s Road Central, Hong Kong

       Re: Cre8 Enterprise Limited
           Amendment No. 6 to Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-281629
Dear Sze Ting Cho:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1
General

1. Refer to page 118 of your Amendment No. 4 to Registration Statement on Form F-1, filed on November 18, 2024. Please update the "Compensation of Directors and
       Executive Officers" section to reflect the information for the fiscal year ended
       December 31, 2024. Refer to Item 6.B of Form 20-F.
 January 22, 2025
Page 2

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Mengyi    Jason    Ye